CREDIT SUISSE CAPITAL FUNDS

Eleven Madison Avenue

New York, New York 10010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Form 485APOS Filing for
Credit Suisse Capital Funds (the “Registrant”)
Registration File Nos. 33-03706 and 811-04604

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of the Form 485APOS filing made on behalf of the Registrant, Accession Number 0001104659-07-007640.  We have elected not to offer the Credit Suisse Asia Bond Fund.

If you have any question or comments or if you require further information please contact me at (212) 325-7102.

Very truly yours,

/s/J. Kevin Gao
J. Kevin Gao
Vice President